Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

    (Parent Corporation) (a)

	Quarter ended
	March 31,	Dec. 31,	March 31,
(dollar amounts in millions)	2006	2005(b)	2005
Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$123	$134	$108
Fixed charges: interest expense and amortization of debt issuance costs	55	52	47
Total earnings (as defined)	$178	$186	$155
Ratio of earnings (as defined) to fixed charges	3.20	3.55	3.32
(a)	The parent corporation ratios include the accounts of Mellon Financial Corporation; Mellon Funding Corporation, a wholly owned subsidiary of Mellon that functions as a financing entity for Mellon and its subsidiaries by issuing commercial paper and other debt guaranteed by Mellon; and MIPA, LLC, a single member limited liability company wholly owned by Mellon, created to hold and administer corporate owned life insurance. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.
(b)	Includes results of discontinued operations.